FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Holdings to Convert Nomura Land and Building into Wholly Owned Subsidiary

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 13, 2011	By:	/s/ Junko Nakagawa
Junko Nakagawa
Executive Managing Director

3

Nomura Holdings to Convert Nomura Land and Building into

Wholly Owned Subsidiary

Tokyo, May 13, 2011—Nomura Holdings, Inc. (“Nomura Holdings”) today announced that it has entered into an agreement with Nomura Land and Building Co., Ltd. (“NLB”) to implement a stock for stock exchange converting NLB into a wholly owned subsidiary of Nomura Holdings, effective from July 1, 2011 (the “Effective Date”).

In advance of the Effective Date, Nomura Holdings will acquire the 18.8 percent, 5.4 percent and 14.8 percent of the issued shares of NLB held by JAFCO Co., Ltd. (“JAFCO”), Asahi Fire & Marine Insurance Co., Ltd. (“Asahi Kasai”) and Obayashi Corporation (“Obayashi”), respectively, under share purchase agreements entered into with each of the parties today (the “Share Purchases”). As a result of the Share Purchases, NLB will become a consolidated subsidiary of Nomura Holdings.

The stock for stock exchange will be implemented by way of a simplified procedure (kan’i kabushiki kokan, “Short-form Exchange”) in accordance with Article 796, Paragraph 3 of the Companies Act of Japan (the “Companies Act”) which does not require approval by resolution at a general meeting of shareholders.

1.	Purpose of the Stock for Stock Exchange

Nomura Holdings faces increasingly rapid change in its management environment due to the political and economic developments flowing from the global financial crisis and the implementation of enhanced financial supervision and capital requirements. Nomura Holdings is taking the appropriate steps to keep pace with these changes and to ensure sustained growth for Nomura Group as a whole.

Converting NLB into a wholly owned subsidiary of Nomura Holdings will centralize the group’s dispersed holdings and enable faster decision making.

The securities offered in the share exchange described in this press release have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”). The securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act.

2.	Overview of the Stock for Stock Exchange

(1)	Timetable

Execution of the Stock for Stock Exchange Agreement by Nomura Holdings and NLB	May 13, 2011
NLB shareholders’ meeting	Scheduled for June 30, 2011
Effective Date	Scheduled for July 1, 2011

Note: As Nomura Holdings will implement the stock for stock exchange as a Short-form Exchange pursuant to Article 796, Paragraph 3 of the Companies Act, Nomura Holdings does not require shareholder approval for the stock for stock exchange.

(2)	Stock for Stock Exchange Method

This will be a stock for stock exchange converting NLB into a wholly owned subsidiary of Nomura Holdings.

(3)	Details of the Stock for Stock Exchange Ratio (the “Exchange Ratio”)

	Nomura Holdings	NLB
Exchange Ratio	1	118

(i)	118 common shares of Nomura Holdings will be allotted and delivered for each share of NLB. However, no shares of Nomura Holdings will be allotted in exchange for the 1,153,880 common shares of NLB shares held by Nomura Holdings itself as of the Effective Date (361,880 shares held as of May 13, 2011, and 792,000 NLB shares to be acquired from JAFCO, Asahi Kasai and Obayashi, prior to the Effective Date pursuant to the Share Purchases).

(ii)	Nomura Holdings plans to issue 103,429,360 new shares in exchange for the common stock of NLB to be allocated to Nomura Holdings pursuant to the stock for stock exchange.

3.	Basis for Calculating the Share Allocations for the Stock for Stock Exchange

(1) Basis of Calculation

In order to ensure fairness of the Exchange Ratio, Nomura Holdings and NLB separately retained their own financial advisor to calculate the Exchange Ratio, Nomura Holdings retaining Nomura Securities Co., Ltd. (“Nomura Securities”) and NLB retaining Deloitte Tohmatsu FAS Co., Ltd. (“Deloitte FAS”) for this purpose.

The securities offered in the share exchange described in this press release have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”). The securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act.

For the shares of Nomura Holdings, Nomura Securities applied the average market share price method in light of the fact that Nomura Holdings’ shares are listed on the financial instrument exchanges, thus having a market price. For the non-listed shares of NLB, Nomura Securities applied the book value method. The results of the calculation methods applied by Nomura Securities are outlined as follows.*

Calculation Method		Range of Calculated Exchange Ratios
Nomura Holdings	NLB
Average Market Share Price Method	Book Value Method	1: 78~150

For the average market share price method, the valuation date was set at May 12, 2011, and the figures used were the closing price at the valuation date and the average closing prices for the one-week, one-month, three-month and six-month periods from the record date in consideration of various market conditions with respect to the stock of Nomura Holdings.

*	In calculating the Exchange Ratio, Nomura Securities relied on information provided by each party as well as information generally available to the public. Nomura Securities has assumed that all such information and materials are accurate and complete and has therefore not conducted any independent investigation to verify the accuracy of such information and materials. Nomura Securities has not conducted any analysis or evaluation of the assets and liabilities of the parties or their related parties and has not conducted or requested of any third-party financial institution, any independent valuation or appraisal of such assets and liabilities. Further, Nomura Securities worked under the assumption that the financial forecasts provided by the parties were produced in a reasonable manner using the best available information and judgments at the time the forecasts were made. The Exchange Ratio calculation provided by Nomura Securities is based on information and economic conditions as of May 12, 2011.

(2) Basis of Valuation

Nomura Holdings and NLB agreed to the Exchange Ratio provided above following extensive negotiations in consideration of the calculation results provided to each party by their respective financial advisors and their respective financial and asset conditions. In the event of any major changes to conditions on which the calculation was based, the Exchange Ratio may be amended pursuant to consultation between the two parties.

The securities offered in the share exchange described in this press release have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”). The securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act.

(3) Relationship with Third-Party Appraisers

Nomura Holdings’ financial advisor, Nomura Securities, is a wholly owned subsidiary of Nomura Holdings. NLB’s financial advisor, Deloitte FAS, is not related to either Nomura Holdings or NLB, and has no significant conflicts of interest.

4.	Overview of Parties

Corporate Information

	Party to become Wholly Owning Parent	Party to become Wholly Owned Subsidiary
Corporate Name	Nomura Holdings, Inc.	Nomura Land and Building Co., Ltd.
Head Office	1-9-1 Nihonbashi, Chuo-ku, Tokyo, Japan	1-7-2 Nihonbashi-honcho, Chuo-ku
Name and Title of Representative	Kenichi Watanabe, President & CEO	Kamezo Nakai, President & Director
Description of Business	Holding Company	Real Estate Leasing Industry
Capital	594,493 million yen	1,015 million yen
Date of Incorporation	December 25, 1925	April 15, 1957
Issued Stock	3,719,133,241 common shares	2,030,400 common shares
Fiscal Year End	March 31	March 31
Major Banks	Sumitomo Mitsui Banking Corporation Mizuho Corporate Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Resona Bank, Ltd. Mitsubishi UFJ Trust and Banking Corporation	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd. Resona Bank, Ltd. Mizuho Corporate Bank, Ltd.
Number of Employees	65 (non-consolidated basis)	5 (non-consolidated basis)
Major Shareholders (as of March 31, 2011)

Japan Trustee Services Bank, Ltd. (Trust Account): 5.05%

The Master Trust Bank of Japan, Ltd. (Trust Account): 4.05%

State Street Bank and Trust Company: 3.14%

SSBT OD 05 Omnibus Account Treaty Clients: 2.24%

The Chase Manhattan Bank N.A. London S.L. Omnibus Account: 1.74%

The Bank of New York Mellon as Depository Bank for Depository Receipt Holders: 1.23%

Japan Trustee Services Bank, Ltd (Trust Account 9): 1.17%

The Bank of New York JASDEC Treaty Account: 0.90%

Japan Trustee Services Bank, Ltd. (Trust Account 4): 0.89%

State Street Bank and Trust Company: 0.83%

Nomura Asset Management Co., Ltd.: 19.9%

JAFCO Co., Ltd.: 18.8%

Nomura Research Institute, Ltd.: 18.8%

Nomura Holdings, Inc.: 17.8%

Obayashi Corporation: 14.8%

Asahi Fire & Marine Insurance Co., Ltd.: 5.4%

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.: 1.5%

Mitsubishi UFJ Trust and Banking Corporation: 1.5%

Sumitomo Mitsui Banking Corporation: 1.5%

The securities offered in the share exchange described in this press release have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”). The securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act.

Relationship Between the Parties

Capital	As of May 13, 2011, Nomura Holdings holds 37.7 percent (of which 19.9 percent is held through its wholly owned subsidiary, Nomura Asset Management Co., Ltd.) of the issued shares of NLB. In advance of the Effective Date, Nomura Holdings will acquire the shares of NLB held by JAFCO, Asahi Kasai and Obayashi, the combined total of which is 792,000 common shares.
Human Resources	One Director on the Board of Directors of Nomura Holdings concurrently holds a position as a Corporate Auditor of NLB. A small number of employees from Nomura Securities, a wholly owned subsidiary of Nomura Holdings, are currently serving at NLB on secondment.
Commercial	Nomura Holdings does not conduct any commercial transactions with NLB. However, Nomura Facilities, Inc., a subsidiary of Nomura Holdings, leases real estate from NLB and its subsidiary Nomura Real Estate Development Co., Ltd.
Relevant Status	NLB is an equity-method affiliate of Nomura Holdings. Accordingly, Nomura Holdings and NLB qualify as “related parties”.

Business Results for the Last Three Years (millions of yen, unless otherwise noted)

	Nomura Holdings (consolidated)			NLB (non-consolidated)
Fiscal year ended	March 2009	March 2010	March 2011	March 2008	March 2009	March 2010

Net assets	1,551,546	2,133,014	2,091,636	59,331	58,910	63,970

Total assets	24,837,848	32,230,428	36,692,990	85,046	78,704	84,488

Net assets per share (yen)	590.99	579.70	578.40	29,221.56	29,014.46	31,506.41

Revenue	664,511	1,356,751	1,385,492	3,092	2,744	2,546

Operating income	—	—	—	1,961	1,684	1,385

Ordinary income	—	—	—	4,435	4,488	5,097

Net income	(708,192)	67,798	28,661	5,123	2,564	4,445

Shareholders’ equity per share (yen)	(364.69)	21.68	7.90	2,523.29	1,262.88	2,189.24

Dividends per share (yen)	25.50	8.00	8.00	250	200	200

Note: The figures provided for Nomura Holdings’ consolidated business results for the fiscal year ended March 2011 are based on the “Financial Highlights –Year ended March 2011” announced by Nomura Holdings on April 28, 2011 and not have been audited for the purposes of Article 193 Paragraph 2 of the Financial Instruments and Exchange Act of Japan.

The securities offered in the share exchange described in this press release have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”). The securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act.

5.	Status Following the Stock for Stock Exchange: Wholly Owning Parent Company

Corporate Name	Nomura Holdings, Inc.
Head Office	1-9-1 Nihonbashi, Chuo-ku, Tokyo, Japan
Name and Title of Representative	Kenichi Watanabe, President & CEO
Description of Business	Holding Company
Capital	594,493 million yen
Fiscal Year End	March 31
Net Assets	TBD
Total Assets	TBD

6.	Outline of Accounting Treatment

With respect to Nomura Holdings, as this stock for stock exchange is expected to be treated as an “acquisition” under the Japanese Accounting Standards for Business Combinations, the purchase method is expected to be applied. However, the impact on Nomura Holdings’ operating results is yet to be determined.

7.	Future Outlook

NLB, currently an equity-method affiliate of Nomura Holdings, will become a wholly owned subsidiary of Nomura Holdings following the completion of Share Purchases (for an aggregate share purchase price of 37,620 million yen) and the stock for stock exchange. Accordingly, NLB’s consolidated operating results will be reflected in Nomura Holdings’ consolidated operating results from the first quarter of the financial year ending March 2012.

The securities offered in the share exchange described in this press release have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”). The securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act.

Ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	+ 81-3-3278-0591

Keiko Sugai	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs approximately 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com.

The securities offered in the share exchange described in this press release have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”). The securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act.